Exhibit 99.3

 Healthpeak™
PROPERTIES

Discussion and Reconciliation of Non-GAAP Financial Measures

September 30, 2020

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds Available for Distribution ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) amortization of deferred compensation expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of acquired market lease intangibles, net, (vi) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (vii) actuarial reserves for insurance claims that have been incurred but not reported, and (viii) deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO: (i) is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements and (ii) includes lease restructure payments and adjustments to compute our share of AFFO from our unconsolidated joint ventures. Certain prior period amounts in the "Non-GAAP Financial Measures Reconciliation" below for AFFO have been reclassified to conform to the current period presentation. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro-rata share information and its limitations. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Although our AFFO computation may not be comparable to that of other REITs, management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses, and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our AFFO adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

Healthpeak
PROPERTIES

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted FFO encompasses NAREIT FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

NAREIT FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of NAREIT FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of NAREIT FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our NAREIT FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in NAREIT FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

NAREIT FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute NAREIT FFO in accordance with the current NAREIT definition; however, other REITs may report NAREIT FFO differently or have a different interpretation of the current NAREIT definition from ours.

FFO as Adjusted. In addition, we present NAREIT FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, impairments (recoveries) of non-depreciable assets, losses (gains) from the sale of non-depreciable assets, severance and related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Healthpeak
PROPERTIES

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI include our share of income (loss) generated by unconsolidated joint ventures and exclude noncontrolling interests' share of income (loss) generated by consolidated joint ventures. Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties, as well as SHOP and CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Cash Operating Expenses Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash NOI from consolidated JVs.

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Revenue Per Occupied Room ("REVPOR") CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR CCRC is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

REVPOR SHOP The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Healthpeak™
PROPERTIES

Same-Store ("SS") Same-Store NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure (such as triple-net to SHOP) or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments Our portfolio is comprised of investments in the following healthcare segments: (i) senior housing triple-net, (ii) senior housing operating portfolio ("SHOP"), (iii) CCRC, (iv) life science, (v) medical office, and (vi) other non-reportable segments ("Other").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Reconciliations

In thousands

Funds From Operations

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Net income (loss) applicable to common shares	$ (63,768)	$ (46,249)	$ 265,018	$ 787
Real estate related depreciation and amortization	173,630	171,944	541,394	469,191
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	24,822	14,952	80,050	45,153
Noncontrolling interests' share of real estate related depreciation and amortization	(5,020)	(4,999)	(15,043)	(14,927)
Other real estate-related depreciation and amortization	319	1,357	2,447	4,798
Loss (gain) on sales of depreciable real estate, net	(149)	784	(247,881)	(18,708)
Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures	—	—	(9,248)	—
Noncontrolling interests' share of gain (loss) on sales of real estate, net	—	(2)	(3)	206
Loss (gain) upon change of control, net[1]	(3,259)	20	(173,222)	(11,481)
Taxes associated with real estate dispositions	551	—	(10,989)	—
Impairments (recoveries) of depreciable real estate, net[2]	37,477	43,784	85,996	111,033
NAREIT FFO applicable to common shares	164,603	181,591	518,519	586,052
Distributions on dilutive convertible units and other	—	1,675	5,380	4,954
Diluted NAREIT FFO applicable to common shares	$ 164,603	$ 183,266	$ 523,899	$ 591,006
Weighted average shares outstanding - diluted NAREIT FFO	538,645	499,450	533,963	489,609
Impact of adjustments to NAREIT FFO:				
Transaction-related items[3]	$ 2,276	$ 1,335	$ 95,342	$ 13,659
Other impairments (recoveries) and other losses (gains), net[4]	(2,927)	—	(29,943)	10,147
Severance and related charges	—	1,334	—	5,063
Loss on debt extinguishments	17,921	35,017	42,912	36,152
Litigation costs (recoveries)	26	(150)	232	(549)
Casualty-related charges (recoveries), net	469	1,607	469	(4,636)
Foreign currency remeasurement losses (gains)	—	(162)	153	(350)
Valuation allowance on deferred tax assets[5]	31,161	—	31,161	—
Tax rate legislation impact[6]	—	—	(3,590)	—
Total adjustments	48,926	38,981	136,736	59,486
FFO as Adjusted applicable to common shares	213,529	220,572	655,255	645,538
Distributions on dilutive convertible units and other	1,852	1,588	5,244	4,809
Diluted FFO as Adjusted applicable to common shares	$ 215,381	$ 222,160	$ 660,499	$ 650,347
Weighted average shares outstanding - diluted FFO as Adjusted	544,146	499,450	533,963	489,609
Diluted earnings per common share	$ (0.12)	$ (0.09)	$ 0.50	$ 0.00
Depreciation and amortization	0.37	0.37	1.14	1.03
Loss (gain) on sales of depreciable real estate, net	—	—	(0.48)	(0.03)
Loss (gain) upon change of control, net[1]	(0.01)	—	(0.32)	(0.02)
Taxes associated with real estate dispositions	—	—	(0.02)	—
Impairments (recoveries) of depreciable real estate, net[2]	0.07	0.09	0.16	0.23
Diluted NAREIT FFO per common share	$ 0.31	$ 0.37	$ 0.98	$ 1.21
Transaction-related items[3]	0.01	—	0.18	0.03
Other impairments (recoveries) and other losses (gains), net[4]	(0.01)	—	(0.06)	0.02
Severance and related charges	—	—	—	0.01
Loss on debt extinguishments	0.03	0.07	0.09	0.07
Casualty-related charges (recoveries), net	—	—	—	(0.01)
Valuation allowance on deferred tax assets[5]	0.06	—	0.06	—
Tax rate legislation impact[6]	—	—	(0.01)	—
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.44	$ 1.24	$ 1.33

Healthpeak
PROPERTIES

Reconciliations

In thousands

Adjusted Funds From Operations

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	**2019**	**2020**	**2019**
FFO as Adjusted applicable to common shares	$ 213,529	$ 220,572	$ 655,255	$ 645,538
Amortization of deferred compensation	4,420	3,715	13,392	11,613
Amortization of deferred financing costs	2,554	2,735	7,670	8,174
Straight-line rents	(9,542)	(10,252)	(24,086)	(22,192)
AFFO capital expenditures	(20,756)	(24,107)	(61,329)	(62,840)
Lease restructure payments	347	289	966	870
CCRC entrance fees[7]	—	5,731	—	14,071
Deferred income taxes	(7,300)	(6,434)	(9,200)	(14,063)
Other AFFO adjustments[8]	539	(2,002)	675	(4,387)
AFFO applicable to common shares	183,791	190,247	583,343	576,784
Distributions on dilutive convertible units and other	—	1,675	5,380	4,953
Diluted AFFO applicable to common shares	**$ 183,791**	**$ 191,922**	**$ 588,723**	**$ 581,737**
Weighted average shares outstanding - diluted AFFO	538,645	499,450	533,963	489,609

(1) For the nine months ended September 30, 2020, relates to the gain on consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. For the nine months ended September 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. Gains upon change of control are included in other income (expense), net in the consolidated statements of operations.

(2) For the three and nine months ended September 30, 2019, includes a $6 million impairment charge related to depreciable real estate held by the CCRC JV, which is recognized in equity income (loss) from unconsolidated joint ventures in the consolidated statement of operations.

(3) For the nine months ended September 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the nine months ended September 30, 2020.

(4) For the three and nine months ended September 30, 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The nine months ended September 30, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL"), and the impairment of an undeveloped MOB land parcel, which was sold during the third quarter. For the nine months ended September 30, 2019, represents the impairment of 13 senior housing triple-net facilities under DFLs recognized as a result of entering into sales agreements.

(5) For the three and nine months ended September 30, 2020, represents the valuation allowance and corresponding income tax expense related to deferred tax assets that are no longer expected to be realized as a result of our plan to dispose of a significant portion of our SHOP portfolio. We determined we were unlikely to hold the assets long enough to realize the future value of certain deferred tax assets generated by the net operating losses of its taxable REIT subsidiaries.

(6) For the nine months ended September 30, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

(7) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.

(8) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.

Healthpeak PROPERTIES

In thousands

Projected SS Cash NOI[1]

For the projected year 2020 (low)

	Life Science	Medical Office	Other
SS cash NOI (from withdrawn guidance)[2]	$ 254	$ 302	$ 43
Outlook adjustment	3	—	—
SS cash NOI outlook	$ 257	$ 302	$ 43

For the projected year 2020 (high)

	Life Science	Medical Office	Other
SS cash NOI (from withdrawn guidance)[2]	$ 256	$ 305	$ 43
Outlook adjustment	2	(1)	—
SS cash NOI outlook	$ 258	$ 304	$ 43

For the year ended December 31, 2019

	Life Science	Medical Office	Other
SS cash NOI	$ 244	$ 297	$ 42

Potential SS cash NOI outlook for the full year 2020

	Life Science	Medical Office	Other
Low	5.25 %	1.75 %	1.75 %
High	5.75 %	2.25 %	2.50 %

(1) Please note that the figures provided on this page do not represent guidance, but a framework to help quantify potential outcomes and impacts from COVID-19.

(2) In March 2020, we withdrew our 2020 guidance issued on February 11, 2020, as it did not include any adverse impact form COVID-19. A reconciliation of 2020 projected SS cash NOI to the most directly comparable financial measure calculated and presented in accordance with GAAP was prepared as part of our fourth quarter 2019 Discussion and Reconciliation of Non-GAAP Financial Measures, which is available on our website. As such, we have adjusted such amounts for the potential impacts from COVID-19 to provide a year-over year SS cash NOI outlook.

Projected Future Operations

In March 2020, we withdrew our 2020 guidance issued on February 11, 2020, as it did not include any adverse impact form COVID-19 outbreak. When the extent and timing of the outbreak becomes more clear, and we are then in a position to estimate the varying impacts across our diversified portfolio, including an updated sources and uses, we will make additional disclosures and update our guidance as appropriate.

In thousands

Enterprise Gross Assets and Portfolio Investment[1]

	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Corporate Non-segment	Total
				September 30, 2020				
Consolidated total assets	$ 752,508	$ 2,791,741	$ 2,237,948	$ 5,747,332	$ 3,620,831	$ 426,507	$ 174,954	$ 15,751,821
Investments in and advances to unconsolidated JVs	—	(425,992)	(347)	—	(9,720)	(212)	—	(436,271)
Accumulated depreciation and amortization	315,785	500,002	159,618	934,031	1,405,583	100,425	—	3,415,444
Consolidated Gross Assets	$ 1,068,293	$ 2,865,751	$ 2,397,219	$ 6,681,363	$ 5,016,694	$ 526,720	$ 174,954	$ 18,730,994
Healthpeak's share of unconsolidated JV gross assets	—	609,834	69,897	—	18,599	—	—	698,330
Enterprise Gross Assets	$ 1,068,293	$ 3,475,585	$ 2,467,116	$ 6,681,363	$ 5,035,293	$ 526,720	$ 174,954	$ 19,429,324
Land held for development	—	(2,362)	(3,494)	(86,352)	(3,252)	—	—	(95,460)
Fully depreciated real estate and intangibles	48,720	223,639	11,427	378,549	468,312	9,181	—	1,139,828
Non-real estate related assets[2]	(94,770)	(175,428)	(245,834)	(241,588)	(333,422)	18,010	(174,954)	(1,247,986)
Real estate intangible liabilities	(7,991)	(8,599)	—	(138,198)	(90,786)	(4,871)	—	(250,445)
Noncontrolling interests' share of consolidated JVs real estate and related intangibles	—	(11,643)	—	(3,278)	(386,008)	—	—	(400,929)
Portfolio Investment	$ 1,014,252	$ 3,501,192	$ 2,229,215	$ 6,590,496	$ 4,690,137	$ 549,040	$ —	$ 18,574,332

---

(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures.

(2) Includes straight-line rent payables and receivables, net of reserves; lease commissions - 2nd generation, net of amortization; cash and restricted cash; operating lease right-of-use assets, net; and other assets, net.

Healthpeak™ PROPERTIES

Reconciliations

Revenues[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Senior housing triple-net	$ 47,956	$ 42,603	$ 33,135	$ 24,589	$ 24,558
SHOP	212,275	206,704	170,961	155,293	149,615
CCRC	—	3,010	91,780	113,926	115,031
Life science	118,561	120,155	128,883	138,496	148,702
Medical office	143,639	143,769	145,146	141,636	145,153
Other	15,540	15,450	15,245	14,500	14,680
Total revenues	$ 537,971	$ 531,691	$ 585,150	$ 588,440	$ 597,739
Senior housing triple-net	—	—	—	—	—
SHOP	—	—	—	2,209	392
CCRC	—	—	—	11,871	1,761
Life science	—	—	—	—	—
Medical office	—	—	—	—	—
Other	—	—	—	—	—
Government grant income	$ —	$ —	$ —	$ 14,080	$ 2,153
Senior housing triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
CCRC	—	—	—	—	—
Life science	—	—	—	—	—
Medical office	—	—	—	—	—
Other	(2,741)	(2,976)	(3,688)	(4,230)	(4,443)
Less: Interest income	$ (2,741)	$ (2,976)	$ (3,688)	$ (4,230)	$ (4,443)
Senior housing triple-net	—	—	—	—	—
SHOP	4,943	8,131	25,765	24,684	23,800
CCRC	52,671	53,632	21,647	4,781	4,295
Life science	—	—	—	—	—
Medical office	701	695	695	691	699
Other	5,227	4,636	86	—	—
Healthpeak's share of unconsolidated JVs real estate revenues	$ 63,542	$ 67,094	$ 48,193	$ 30,156	$ 28,794
Senior housing triple-net	—	—	—	—	—
SHOP	—	—	—	270	49
CCRC	—	—	—	534	246
Life science	—	—	—	—	—
Medical office	—	—	—	—	—
Other	—	—	—	—	—
Healthpeak's share of unconsolidated JVs government grant income	$ —	$ —	$ —	$ 804	$ 295
Senior housing triple-net	—	—	—	—	—
SHOP	(515)	(521)	(538)	(504)	(459)
CCRC	—	—	—	—	—
Life science	(52)	(54)	(52)	(57)	(66)
Medical office	(8,605)	(8,709)	(8,640)	(8,347)	(8,788)
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs real estate revenues	$ (9,172)	$ (9,284)	$ (9,230)	$ (8,908)	$ (9,313)

Continued

Healthpeak
PROPERTIES

In thousands

Revenues[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Senior housing triple-net	$ 47,956	$ 42,603	$ 33,135	$ 24,589	$ 24,558
SHOP	216,703	214,314	196,188	181,952	173,397
CCRC	52,671	56,642	113,427	131,112	121,333
Life science	118,509	120,101	128,831	138,439	148,636
Medical office	135,735	135,755	137,201	133,980	137,064
Other	18,026	17,110	11,643	10,270	10,237
Portfolio Real Estate Revenues	$ 589,600	$ 586,525	$ 620,425	$ 620,342	$ 615,225
Senior housing triple-net	(1,551)	(2,201)	(3,388)	(20)	79
SHOP	957	742	549	107	(200)
CCRC	5,748	3,245	(177)	(4)	22
Life science	(7,075)	(4,969)	(4,293)	(2,793)	(8,343)
Medical office	(2,270)	(2,031)	(2,104)	(1,599)	(2,929)
Other	79	138	461	485	558
Non-cash adjustments to Portfolio Real Estate Revenues	$ (4,112)	$ (5,076)	$ (8,952)	$ (3,824)	$ (10,813)
Senior housing triple-net	46,405	40,402	29,747	24,569	24,637
SHOP	217,660	215,056	196,737	182,059	173,197
CCRC	58,419	59,887	113,250	131,108	121,355
Life science	111,434	115,132	124,538	135,646	140,293
Medical office	133,465	133,724	135,097	132,381	134,135
Other	18,105	17,248	12,104	10,755	10,795
Portfolio Cash Real Estate Revenues	$ 585,488	$ 581,449	$ 611,473	$ 616,518	$ 604,412
Senior housing triple-net	(35,388)	(29,312)	(18,619)	(13,083)	(13,135)
SHOP	(183,402)	(180,892)	(162,497)	(149,056)	(140,661)
CCRC	(58,419)	(59,887)	(113,250)	(131,108)	(121,355)
Life science	(21,345)	(25,794)	(35,531)	(42,910)	(45,686)
Medical office	(13,639)	(13,239)	(14,190)	(13,674)	(11,919)
Other	(11,284)	(10,376)	(5,127)	(3,921)	(3,923)
Non-SS Portfolio Cash Real Estate Revenues	$ (323,477)	$ (319,500)	$ (349,214)	$ (353,752)	$ (336,679)
Senior housing triple-net	11,017	11,090	11,128	11,486	11,502
SHOP	34,258	34,164	34,240	33,003	32,536
CCRC	—	—	—	—	—
Life science	90,089	89,338	89,007	92,736	94,607
Medical office	119,826	120,485	120,907	118,707	122,216
Other	6,821	6,872	6,977	6,834	6,872
Portfolio Cash Real Estate Revenues - SS	$ 262,011	$ 261,949	$ 262,259	$ 262,766	$ 267,733

(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.

Healthpeak™
PROPERTIES

In thousands

Operating Expenses[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Senior housing triple-net	$ 865	$ 1,842	$ 506	$ 526	$ 421
SHOP	166,201	162,893	138,130	137,507	130,729
CCRC	—	2,211	156,482	94,248	94,992
Life science	29,520	30,480	30,201	34,205	36,714
Medical office	51,472	50,903	50,687	49,350	51,430
Other	11	53	7	5	6
Operating expenses	$ 248,069	$ 248,382	$ 376,013	$ 315,841	$ 314,292
Senior housing triple-net	—	—	—	—	—
SHOP	3,816	5,983	17,956	18,686	18,280
CCRC	43,193	43,452	18,037	4,826	4,797
Life science	—	—	—	—	—
Medical office	279	270	275	275	296
Other	23	20	(2)	1	—
Healthpeak's share of unconsolidated JVs operating expenses	$ 47,311	$ 49,725	$ 36,266	$ 23,788	$ 23,373
Senior housing triple-net	—	—	—	—	—
SHOP	(388)	(350)	(377)	(411)	(361)
CCRC	—	—	—	—	—
Life science	(16)	(17)	(17)	(18)	(18)
Medical office	(2,593)	(2,596)	(2,600)	(2,507)	(2,630)
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs operating expenses	$ (2,997)	$ (2,963)	$ (2,994)	$ (2,936)	$ (3,009)
Senior housing triple-net	865	1,842	506	526	421
SHOP	169,629	168,526	155,709	155,782	148,648
CCRC	43,193	45,663	174,519	99,074	99,789
Life science	29,504	30,463	30,184	34,187	36,696
Medical office	49,158	48,577	48,362	47,118	49,096
Other	34	73	5	6	6
Portfolio Operating Expenses	$ 292,383	$ 295,144	$ 409,285	$ 336,693	$ 334,656
Senior housing triple-net	(14)	(1,093)	(14)	(61)	(14)
SHOP	218	125	18	(11)	1,028
CCRC	113	91	(91,738)	(22)	(1,662)
Life science	(13)	(13)	(13)	(14)	(13)
Medical office	(661)	(654)	(647)	(648)	(642)
Other	—	1	—	—	—
Non-cash adjustments to Portfolio Operating Expenses	$ (357)	$ (1,543)	$ (92,394)	$ (756)	$ (1,303)
Senior housing triple-net	851	749	492	465	407
SHOP	169,847	168,651	155,727	155,771	149,676
CCRC	43,306	45,754	82,781	99,052	98,127
Life science	29,491	30,450	30,171	34,173	36,683
Medical office	48,497	47,923	47,715	46,470	48,454
Other	34	74	5	6	6
Portfolio Cash Operating Expenses	$ 292,026	$ 293,601	$ 316,891	$ 335,937	$ 333,353

Continued

Healthpeak PROPERTIES

Reconciliations

In thousands

Operating Expenses[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Senior housing triple-net	$ (827)	$ (731)	$ (464)	$ (438)	$ (381)
SHOP	(147,784)	(146,682)	(134,115)	(133,324)	(127,403)
CCRC	(43,306)	(45,754)	(82,781)	(99,052)	(98,127)
Life science	(6,166)	(7,117)	(8,182)	(11,307)	(12,524)
Medical office	(5,873)	(5,546)	(6,045)	(5,857)	(5,951)
Other	(29)	1	—	(2)	(2)
Non-SS Portfolio Cash Operating Expenses	$ (203,985)	$ (205,829)	$ (231,587)	$ (249,980)	$ (244,388)
Senior housing triple-net	24	18	28	27	26
SHOP	22,063	21,969	21,612	22,447	22,273
CCRC	—	—	—	—	—
Life science	23,325	23,333	21,989	22,866	24,159
Medical office	42,624	42,377	41,670	40,613	42,503
Other	5	75	5	4	4
Portfolio Cash Operating Expenses - SS	$ 88,041	$ 87,772	$ 85,304	$ 85,957	$ 88,965

_____

(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.

Healthpeak™
PROPERTIES

Reconciliations

In thousands

Revenues

Nine Months Ended September 30, 2020		
Senior housing triple-net	$	82,282
SHOP		475,869
CCRC		320,737
Life science		416,081
Medical office		431,935
Other		44,425
Total revenues	**$**	**1,771,329**
Senior housing triple-net		—
SHOP		2,601
CCRC		13,632
Life science		—
Medical office		—
Other		—
Government grant income	$	16,233
Senior housing triple-net		—
SHOP		—
CCRC		—
Life science		—
Medical office		—
Other		(12,361)
Less: Interest income	$	(12,361)
Senior housing triple-net		—
SHOP		74,249
CCRC		30,723
Life science		—
Medical office		2,085
Other		86
Healthpeak's share of unconsolidated JVs real estate revenues	$	107,143
Senior housing triple-net		—
SHOP		319
CCRC		780
Life science		—
Medical office		—
Other		—
Healthpeak's share of unconsolidated JVs government grant income	$	1,099
Senior housing triple-net		—
SHOP		(1,501)
CCRC		—
Life science		(175)
Medical office		(25,775)
Other		—
Noncontrolling interests' share of consolidated JVs real estate revenues	$	(27,451)

Operating Expenses

Nine Months Ended September 30, 2020		
Senior housing triple-net	$	1,453
SHOP		406,366
CCRC		345,722
Life science		101,120
Medical office		151,467
Other		18
Operating expenses	**$**	**1,006,146**
Senior housing triple-net		—
SHOP		54,922
CCRC		27,660
Life science		—
Medical office		846
Other		(1)
Healthpeak's share of unconsolidated JVs operating expenses	$	83,427
Senior housing triple-net		—
SHOP		(1,149)
CCRC		—
Life science		(53)
Medical office		(7,737)
Other		—
Noncontrolling interests' share of consolidated JVs operating expenses	$	(8,939)
Senior housing triple-net		1,453
SHOP		460,139
CCRC		373,382
Life science		101,067
Medical office		144,576
Other		17
Portfolio Operating Expenses	$	1,080,634
Senior housing triple-net		(89)
SHOP		1,035
CCRC		(93,422)
Life science		(40)
Medical office		(1,937)
Other		—
Non-cash adjustments to Portfolio Operating Expenses	$	(94,453)
Senior housing triple-net		1,364
SHOP		461,174
CCRC		279,960
Life science		101,027
Medical office		142,639
Other		17
Portfolio Cash Operating Expenses	$	986,181

Continued

Healthpeak™ PROPERTIES

Reconciliations

In thousands

Revenues

Nine Months Ended September 30, 2020		
Senior housing triple-net	$	82,282
SHOP		551,537
CCRC		365,872
Life science		415,906
Medical office		408,245
Other		32,150
Portfolio Real Estate Revenues	$	1,855,992
Senior housing triple-net		(3,329)
SHOP		456
CCRC		(159)
Life science		(15,429)
Medical office		(6,632)
Other		1,504
Non-cash adjustments to Portfolio Real Estate Revenues	$	(23,589)
Senior housing triple-net		78,953
SHOP		551,993
CCRC		365,713
Life science		400,477
Medical office		401,613
Other		33,654
Portfolio Cash Real Estate Revenues	$	1,832,403
Senior housing triple-net		(44,837)
SHOP		(494,357)
CCRC		(365,713)
Life science		(146,718)
Medical office		(44,443)
Other		(12,970)
Non-SS Portfolio Cash Real Estate Revenues[1]	$	(1,109,038)
Senior housing triple-net		34,116
SHOP		57,636
CCRC		—
Life science		253,759
Medical office		357,170
Other		20,684
Portfolio Cash Real Estate Revenues - SS[1]	$	723,365

Operating Expenses

Nine Months Ended September 30, 2020		
Senior housing triple-net	$	(1,283)
SHOP		(422,155)
CCRC		(279,960)
Life science		(40,257)
Medical office		(19,847)
Other		(4)
Non-SS Portfolio Cash Operating Expenses[2]	$	(763,506)
Senior housing triple-net		81
SHOP		39,019
CCRC		—
Life science		60,770
Medical office		122,792
Other		13
Portfolio Cash Operating Expenses - SS[2]	$	222,675

---

(1)   The property count used for Non-SS Portfolio Cash Real Estate Revenues and Portfolio Cash Real Estate Revenues - SS differed from the three and nine months ended September 30, 2020.

(2)   The property count used for Non-SS Portfolio Cash Operating Expenses and Portfolio Cash Operating Expenses - SS differed for the three and nine months ended September 30, 2020.

Healthpeak PROPERTIES™

Reconciliations

In thousands

EBITDAre and Adjusted EBITDAre

	Three Months Ended September 30, 2020
Net income (loss)	$ (59,581)
Interest expense	56,235
Income tax expense (benefit)	24,174
Depreciation and amortization	173,630
Other depreciation and amortization	1,291
Loss (gain) on sales of real estate	(149)
Loss (gain) upon change of control	(3,259)
Impairments (recoveries) of depreciable real estate	37,477
Share of unconsolidated JV:	
Interest expense	874
Income tax expense (benefit)	(509)
Depreciation and amortization	24,822
EBITDAre	$ 255,005
Transaction-related items	2,586
Other impairments (recoveries) and losses (gains)	(2,927)
Loss on debt extinguishments	17,921
Litigation costs (recoveries)	26
Casualty-related charges (recoveries)	469
Amortization of deferred compensation	4,420
Adjusted EBITDAre	$ 277,500

Adjusted Fixed Charge Coverage

	Three Months Ended September 30, 2020
Interest expense	$ 56,235
Share of unconsolidated JV interest expense	874
Capitalized interest	6,860
Fixed Charges	$ 63,969
Adjusted Fixed Charge Coverage	4.3x

Healthpeak™
PROPERTIES

Reconciliations

In thousands

Enterprise Debt and Net Debt

	September 30, 2020
Bank line of credit and commercial paper	$ —
Term loan	249,122
Senior unsecured notes	5,695,567
Mortgage debt[1]	512,428
Consolidated Debt	$ 6,457,117
Share of unconsolidated JV mortgage debt	89,200
Enterprise Debt	$ 6,546,317
Cash and cash equivalents	(197,119)
Share of unconsolidated JV cash and cash equivalents	(23,023)
Net Debt	$ 6,326,175

Financial Leverage

	September 30, 2020
Enterprise Debt	$ 6,546,317
Enterprise Gross Assets	19,429,324
Financial Leverage	33.7%

Secured Debt Ratio

	September 30, 2020
Mortgage debt[1]	$ 512,428
Share of unconsolidated JV mortgage debt	89,200
Enterprise Secured Debt	$ 601,628
Enterprise Gross Assets	19,429,324
Secured Debt Ratio	3.1%

Net Debt to Adjusted EBITDAre

	Three Months Ended September 30, 2020
Net Debt	$ 6,326,175
Annualized Adjusted EBITDAre[2]	1,110,000
Net Debt to Adjusted EBITDAre	5.7x

---

(1) Includes mortgage debt of $77.2 million on assets held for sale that matures in 2027 and 2044.

(2) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

Healthpeak™
PROPERTIES

Reconciliations

Segment Cash NOI, Portfolio Income, and SS

Total Portfolio[(1)]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ (42,308)	$ 47,359	$ 282,540	$ 55,049	$ (59,581)
Interest income	(2,741)	(2,976)	(3,688)	(4,230)	(4,443)
Interest expense	61,230	58,120	58,376	57,550	56,235
Depreciation and amortization	171,944	190,798	189,276	178,488	173,630
General and administrative	22,970	21,521	22,349	23,720	21,661
Transaction costs	1,319	1,569	14,848	627	2,586
Loss (gain) on sales of real estate, net	784	(4,193)	(164,869)	(82,863)	(149)
Impairments and loan loss (reserves) recoveries, net	38,257	110,284	39,123	24,050	34,550
Other expense (income), net	(693)	(157,296)	(210,608)	(19,586)	(7,060)
Loss on debt extinguishments	35,017	22,213	(833)	25,824	17,921
Income tax expense (benefit)	(6,261)	(5,679)	(33,044)	(7,346)	24,174
Government grant income	—	—	—	14,080	2,153
Equity loss (income) from unconsolidated JVs	7,643	(1,387)	11,979	17,086	19,480
Healthpeak's share of unconsolidated JVs NOI	16,231	17,369	11,927	7,172	5,716
Noncontrolling interests' share of consolidated JVs NOI	(6,175)	(6,321)	(6,236)	(5,972)	(6,304)
Portfolio NOI	$ 297,217	$ 291,381	$ 211,140	$ 283,649	$ 280,569
Adjustment to Portfolio NOI	(3,755)	(3,533)	83,442	(3,068)	(9,510)
Portfolio Cash NOI	$ 293,462	$ 287,848	$ 294,582	$ 280,581	$ 271,059
Interest income	2,741	2,976	3,688	4,230	4,443
Healthpeak's share of unconsolidated JVs interest income	87	80	—	—	—
Portfolio Income	$ 296,290	$ 290,904	$ 298,270	$ 284,811	$ 275,502
Interest income	(2,741)	(2,976)	(3,688)	(4,230)	(4,443)
Healthpeak's share of unconsolidated JVs interest income	(87)	(80)	—	—	—
Adjustment to Portfolio NOI	3,755	3,533	(83,442)	3,068	9,510
Non-SS NOI	(118,458)	(114,208)	(30,954)	(105,633)	(96,910)
SS NOI	$ 178,759	$ 177,173	$ 180,186	$ 178,016	$ 183,659
Non-cash adjustment to SS NOI	(4,789)	(2,996)	(3,231)	(1,207)	(4,891)
SS Cash NOI	$ 173,970	$ 174,177	$ 176,955	$ 176,809	$ 178,768

Healthpeak
PROPERTIES

Reconciliations

In thousands

Senior Housing Triple-Net[1]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ 26,782	$ 9,513	$ 184,760	$ 15,809	$ 5,301
Interest expense	106	102	82	72	45
Depreciation and amortization	12,773	10,202	7,160	7,175	6,694
Impairments and loan loss (reserves) recoveries, net	7,430	20,944	4,670	1,007	12,097
Loss (gain) on sales of real estate, net	—	—	(164,043)	—	—
Portfolio NOI	$ 47,091	$ 40,761	$ 32,629	$ 24,063	$ 24,137
Adjustment to Portfolio NOI	(1,537)	(1,108)	(3,374)	41	93
Portfolio Cash NOI	$ 45,554	$ 39,653	$ 29,255	$ 24,104	$ 24,230
Adjustment to Portfolio NOI	1,537	1,108	3,374	(41)	(93)
Non-SS NOI	(36,055)	(29,719)	(22,013)	(13,401)	(13,616)
SS NOI	$ 11,036	$ 11,042	$ 10,616	$ 10,662	$ 10,521
Non-cash adjustment to SS NOI	(43)	30	484	797	955
SS Cash NOI	$ 10,993	$ 11,072	$ 11,100	$ 11,459	$ 11,476

SHOP[1]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ (40,562)	$ 46,024	$ (69,705)	$ (46,821)	$ (54,132)
Interest expense	2,637	2,893	2,855	2,837	2,649
Depreciation and amortization	58,152	80,106	57,003	31,621	24,966
Impairments and loan loss (reserves) recoveries, net	24,721	86,684	23,285	16,158	24,229
Loss (gain) on sales of real estate, net	734	(10,541)	1,243	(1,579)	2,134
Other expense (income), net	—	(160,886)	—	(2,209)	(392)
Government grant income	—	—	—	2,209	392
Equity loss (income) from unconsolidated JVs	392	(469)	18,150	17,779	19,432
Healthpeak's share of unconsolidated JVs NOI	1,127	2,148	7,809	6,268	5,569
Noncontrolling interests' share of consolidated JVs NOI	(127)	(171)	(161)	(93)	(98)
Portfolio NOI	$ 47,074	$ 45,788	$ 40,479	$ 26,170	$ 24,749
Adjustment to Portfolio NOI	739	617	531	118	(1,228)
Portfolio Cash NOI	$ 47,813	$ 46,405	$ 41,010	$ 26,288	$ 23,521
Adjustment to Portfolio NOI	(739)	(617)	(531)	(118)	1,228
Non-SS NOI	(34,798)	(33,513)	(27,814)	(15,708)	(14,527)
SS NOI	$ 12,276	$ 12,275	$ 12,665	$ 10,462	$ 10,222
Non-cash adjustment to SS NOI	(81)	(80)	(37)	94	41
SS Cash NOI	$ 12,195	$ 12,195	$ 12,628	$ 10,556	$ 10,263

Healthpeak™
PROPERTIES

Reconciliations

In thousands

CCRC[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ (9,194)	$ (7,321)	$ 82,217	$ 826	$ (8,469)
Interest expense	—	—	1,304	1,969	1,983
Depreciation and amortization	—	—	20,229	31,426	30,106
Other expense (income), net	—	5,665	(170,332)	(14,142)	(3,903)
Government grant income	—	—	—	11,871	1,761
Equity loss (income) from unconsolidated JVs	9,194	2,455	1,880	(401)	322
Healthpeak's share of unconsolidated JVs NOI	9,478	10,180	3,610	489	(256)
Portfolio NOI	$ 9,478	$ 10,979	$ (61,092)	$ 32,038	$ 21,544
Adjustment to Portfolio NOI	5,635	3,154	91,561	18	1,684
Portfolio Cash NOI	$ 15,113	$ 14,133	$ 30,469	$ 32,056	$ 23,228
Adjustment to Portfolio NOI	(5,635)	(3,154)	(91,561)	(18)	(1,684)
Non-SS NOI	(9,478)	(10,979)	61,092	(32,038)	(21,544)
SS NOI	$ —	$ —	$ —	$ —	$ —
Non-cash adjustment to SS NOI	—	—	—	—	—
SS Cash NOI	$ —	$ —	$ —	$ —	$ —

Life Science[1]

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ 43,858	$ 43,975	$ 48,408	$ 51,875	$ 54,761
Interest expense	68	66	63	60	57
Depreciation and amortization	45,028	45,634	50,211	52,356	57,170
Loss (gain) on sales of real estate, net	87	—	—	—	—
Noncontrolling interests' share of consolidated JVs NOI	(36)	(37)	(35)	(39)	(48)
Portfolio NOI	$ 89,005	$ 89,638	$ 98,647	$ 104,252	$ 111,940
Adjustment to Portfolio NOI	(7,062)	(4,956)	(4,280)	(2,779)	(8,330)
Portfolio Cash NOI	$ 81,943	$ 84,682	$ 94,367	$ 101,473	$ 103,610
Adjustment to Portfolio NOI	7,062	4,956	4,280	2,779	8,330
Non-SS NOI	(19,265)	(22,157)	(29,317)	(33,216)	(37,628)
SS NOI	$ 69,740	$ 67,481	$ 69,330	$ 71,036	$ 74,312
Non-cash adjustment to SS NOI	(2,976)	(1,476)	(2,312)	(1,166)	(3,864)
SS Cash NOI	$ 66,764	$ 66,005	$ 67,018	$ 69,870	$ 70,448

Healthpeak™
PROPERTIES

Reconciliations

In thousands

Medical Office[1]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ 32,387	$ 37,259	$ 40,808	$ 116,989	$ 41,208
Interest expense	108	105	102	100	100
Depreciation and amortization	54,152	53,323	53,148	54,572	53,688
Impairments and loan loss (reserves) recoveries, net	5,729	2,656	2,706	2,119	1,208
Loss (gain) on sales of real estate, net	7	(263)	(2,109)	(81,284)	(2,283)
Equity loss (income) from unconsolidated JVs	(216)	(214)	(196)	(210)	(198)
Healthpeak's share of unconsolidated JVs NOI	422	425	420	416	403
Noncontrolling interests' share of consolidated JVs NOI	(6,012)	(6,113)	(6,040)	(5,840)	(6,158)
Portfolio NOI	$ 86,577	$ 87,178	$ 88,839	$ 86,862	$ 87,968
Adjustment to Portfolio NOI	(1,609)	(1,377)	(1,457)	(951)	(2,287)
Portfolio Cash NOI	$ 84,968	$ 85,801	$ 87,382	$ 85,911	$ 85,681
Adjustment to Portfolio NOI	1,609	1,377	1,457	951	2,287
Non-SS NOI	(7,587)	(7,510)	(8,146)	(7,746)	(6,117)
SS NOI	$ 78,990	$ 79,668	$ 80,693	$ 79,116	$ 81,851
Non-cash adjustment to SS NOI	(1,788)	(1,560)	(1,456)	(1,022)	(2,138)
SS Cash NOI	$ 77,202	$ 78,108	$ 79,237	$ 78,094	$ 79,713

Other[1]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ 16,064	$ 10,412	$ 54,773	$ 8,473	$ 16,728
Interest income	(2,741)	(2,976)	(3,688)	(4,230)	(4,443)
Depreciation and amortization	1,839	1,533	1,525	1,338	1,006
Impairments and loan loss (reserves) recoveries, net	377	—	8,462	4,766	(2,984)
Loss (gain) on sales of real estate, net	(44)	6,611	40	—	—
Other expense (income), net	(980)	—	(41,707)	—	—
Equity loss (income) from unconsolidated JVs	(1,727)	(3,159)	(7,855)	(82)	(76)
Healthpeak's share of unconsolidated JVs NOI	5,204	4,616	88	(1)	—
Portfolio NOI	$ 17,992	$ 17,037	$ 11,638	$ 10,264	$ 10,231
Adjustment to Portfolio NOI	79	137	461	485	558
Portfolio Cash NOI	$ 18,071	$ 17,174	$ 12,099	$ 10,749	$ 10,789
Interest income	2,741	2,976	3,688	4,230	4,443
Healthpeak's share of unconsolidated JVs interest income	87	80	—	—	—
Portfolio Income	$ 20,899	$ 20,230	$ 15,787	$ 14,979	$ 15,232
Interest income	(2,741)	(2,976)	(3,688)	(4,230)	(4,443)
Healthpeak's share of unconsolidated JVs interest income	(87)	(80)	—	—	—
Adjustment to Portfolio NOI	(79)	(137)	(461)	(485)	(558)
Non-SS NOI	(11,275)	(10,330)	(4,756)	(3,524)	(3,478)
SS NOI	$ 6,717	$ 6,707	$ 6,882	$ 6,740	$ 6,753
Non-cash adjustment to SS NOI	99	90	90	90	115
SS Cash NOI	$ 6,816	$ 6,797	$ 6,972	$ 6,830	$ 6,868

Healthpeak PROPERTIES™

Reconciliations

In thousands

Corporate Non-Segment[1]

		Three Months Ended			
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net Income (loss)	$ (111,643)	$ (92,503)	$ (58,721)	$ (92,102)	$ (114,978)
Interest expense	58,311	54,954	53,970	52,512	51,401
General and administrative	22,970	21,521	22,349	23,720	21,661
Transaction costs	1,319	1,569	14,848	627	2,586
Other expense (income), net	287	(2,075)	1,431	(3,235)	(2,765)
Loss on debt extinguishments	35,017	22,213	(833)	25,824	17,921
Income tax expense (benefit)	(6,261)	(5,679)	(33,044)	(7,346)	24,174
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

(1)   During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.

Reconciliations

In thousands

Segment Cash NOI, Portfolio Income, and SS

For the nine months ended September 30, 2020[1]

	Senior Housing Triple-Net	SHOP	CCRC	Life Science	Medical Office	Other	Corporate Non-segment	Total
Net Income (loss)	$ 205,868	$ (170,658)	$ 74,575	$ 155,044	$ 199,005	$ 79,975	$ (265,801)	$ 278,008
Interest income	—	—	—	—	—	(12,361)	—	(12,361)
Interest expense	199	8,341	5,256	180	302	—	157,883	172,161
Depreciation and amortization	21,031	113,591	81,760	159,737	161,408	3,867	—	541,394
General and administrative	—	—	—	—	—	—	67,730	67,730
Transaction costs	—	—	—	—	—	—	18,061	18,061
Impairments and loan loss (reserves) recoveries, net	17,774	63,672	—	—	6,033	10,244	—	97,723
Loss (gain) on sales of real estate, net	(164,043)	1,798	—	—	(85,676)	40	—	(247,881)
Loss on debt extinguishments	—	—	—	—	—	—	42,912	42,912
Other expense (income), net	—	(2,601)	(188,377)	—	—	(41,707)	(4,569)	(237,254)
Income tax expense (benefit)	—	—	—	—	—	—	(16,216)	(16,216)
Government grant income	—	2,601	13,632	—	—	—	—	16,233
Healthpeak's share of unconsolidated joint venture NOI	—	19,646	3,843	—	1,239	87	—	24,815
Noncontrolling interests' share of consolidated joint venture NOI	—	(352)	—	(122)	(18,038)	—	—	(18,512)
Equity loss (income) from unconsolidated JVs	—	55,360	1,801	—	(604)	(8,012)	—	48,545
NOI	$ 80,829	$ 91,398	$ (7,510)	$ 314,839	$ 263,669	$ 32,133	$ —	$ 775,358
Adjustment to NOI	(3,240)	(579)	93,263	(15,389)	(4,695)	1,504	—	70,864
Cash NOI	$ 77,589	$ 90,819	$ 85,753	$ 299,450	$ 258,974	$ 33,637	$ —	$ 846,222
Interest Income	—	—	—	—	—	12,361		12,361
Portfolio Income	$ 77,589	$ 90,819	$ 85,753	$ 299,450	$ 258,974	$ 45,998	$ —	$ 858,583
Interest income	—	—	—	—	—	(12,361)	—	(12,361)
Adjustment to NOI	3,240	579	(93,263)	15,389	4,695	(1,504)	—	(70,864)
Non-SS NOI	(49,030)	(72,881)	7,510	(117,307)	(24,702)	(11,758)	—	(268,168)
SS NOI	$ 31,799	$ 18,517	$ —	$ 197,532	$ 238,967	$ 20,375	$ —	$ 507,190
Non-cash adjustment to SS NOI	2,236	100	—	(4,543)	(4,589)	296	—	(6,500)
SS cash NOI	$ 34,035	$ 18,617	$ —	$ 192,989	$ 234,378	$ 20,671	$ —	$ 500,690

(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.

Healthpeak PROPERTIES

In thousands

For the nine months ended September 30, 2019

	Senior Housing Triple-Net	SHOP	CCRC	Life Science	Medical Office	Other	Corporate Non-segment	Total
Net Income (loss)	$ 88,471	$ (81,755)	$ (13,858)	$ 124,373	$ 104,290	$ 44,765	$ (253,584)	$ 12,702
Interest income	—	—	—	—	—	(6,868)	—	(6,868)
Interest expense	901	4,626	—	211	328	—	161,433	167,499
Depreciation and amortization	45,138	134,481	—	122,705	161,350	5,517	—	469,191
General and administrative	—	—	—	—	—	—	71,445	71,445
Transaction costs	—	—	—	—	—	—	7,174	7,174
Impairments and loan loss (reserves) recoveries, net	22,914	77,685	—	—	14,677	377	—	115,653
Loss (gain) on sales of real estate, net	(3,557)	(8,844)	—	(3,651)	(2,876)	220	—	(18,708)
Loss on debt extinguishments	—	—	—	—	—	—	36,152	36,152
Other expense (income), net	—	(12,817)	—	—	—	(980)	(11,037)	(24,834)
Income tax expense (benefit)	—	—	—	—	—	—	(11,583)	(11,583)
Healthpeak's share of unconsolidated joint venture NOI	—	4,107	30,718	—	1,278	16,190	—	52,293
Noncontrolling interests' share of consolidated joint venture NOI	(1)	(452)	—	(92)	(17,776)	—	—	(18,321)
Equity loss (income) from unconsolidated JVs	—	1,473	13,858	—	(643)	(4,676)	—	10,012
NOI	$ 153,866	$ 118,504	$ 30,718	$ 243,546	$ 260,628	$ 54,545	$ —	$ 861,807
Adjustment to NOI	3,834	2,819	13,832	(17,146)	(4,569)	(413)	—	(1,643)
Cash NOI	$ 157,700	$ 121,323	$ 44,550	$ 226,400	$ 256,059	$ 54,132	$ —	$ 860,164
Interest Income	—	—	—	—	—	6,868	—	6,868
Healthpeak's share of unconsolidated joint venture interest income	—	—	—	—	—	270	—	270
Portfolio Income	$ 157,700	$ 121,323	$ 44,550	$ 226,400	$ 256,059	$ 61,270	$ —	$ 867,302
Interest income	—	—	—	—	—	(6,868)	—	(6,868)
Healthpeak's share of unconsolidated joint venture interest income	—	—	—	—	—	(270)	—	(270)
Adjustment to NOI	(3,834)	(2,819)	(13,832)	17,146	4,569	413	—	1,643
Non-SS NOI	(120,778)	(95,619)	(30,718)	(55,536)	(26,421)	(34,361)	—	(363,433)
SS NOI	$ 33,088	$ 22,885	$ —	$ 188,010	$ 234,207	$ 20,184	$ —	$ 498,374
Non-cash adjustment to SS NOI	(175)	90	—	(5,396)	(5,090)	(115)	—	(10,686)
SS cash NOI	$ 32,913	$ 22,975	$ —	$ 182,614	$ 229,117	$ 20,069	$ —	$ 487,688

Healthpeak™
PROPERTIES

In thousands

Pro forma Portfolio Income[1]

	Three Months Ended September 30, 2020						
	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total
Portfolio Income[2][3]	$ 24,230	$ 23,521	$ 23,228	$103,610	$ 85,681	$ 15,232	$275,503
Pro forma Adjustments:							
Senior housing asset sales and transitions	(13,120)	(10,626)	249	—	—	—	(23,497)
Other pro forma adjustments	—	—	—	—	(367)	(4,300)	(4,667)
Pro forma Portfolio Income	$ 11,110	$ 12,895	$ 23,477	$103,610	$ 85,314	$ 10,932	$247,338

(1) May not add due to rounding.

(2) See pages 19 to 25 of this document for a reconciliation of Portfolio Income to net income.

(3) Pro forma to exclude assets held for sale and to reflect acquisitions, dispositions, and operator transitions that occurred within the quarter as if they occurred on the first day of the quarter. Does not contemplate future acquisitions.

Healthpeak™
PROPERTIES

In thousands, except per month data

REVPOR[1]

SHOP

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
REVPOR SHOP					
Portfolio Real Estate Revenues	$ 216,703	$ 214,314	$ 196,188	$ 181,952	$ 173,397
Adjustments to Portfolio Real Estate Revenues	957	742	549	107	(200)
Portfolio Cash Real Estate Revenues	$ 217,660	$ 215,056	$ 196,737	$ 182,059	$ 173,197
Other adjustments to REVPOR SHOP[2]	(28,945)	(50,116)	(49,938)	(47,386)	(132,073)
REVPOR SHOP revenues	$ 188,714	$ 164,939	$ 146,798	$ 134,673	$ 41,124
Average occupied units/month	11,838	9,927	8,422	7,823	2,400
REVPOR SHOP per month[3]	$ 5,314	$ 5,538	$ 5,810	$ 5,738	$ 5,712
SS REVPOR SHOP					
REVPOR SHOP revenues	$ 188,714	$ 164,939	$ 146,798	$ 134,673	$ 41,124
Change in reporting structure[4]	—	—	—	—	—
Other non-SS cash real estate revenues	(154,457)	(130,775)	(112,558)	(101,670)	(8,589)
SS REVPOR SHOP revenues	$ 34,258	$ 34,164	$ 34,240	$ 33,003	$ 32,536
SS average occupied units/month	2,279	2,279	2,249	2,162	2,101
SS REVPOR SHOP per month[3]	$ 5,010	$ 4,996	$ 5,075	$ 5,087	$ 5,163

CCRC

	Three Months Ended				
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
REVPOR CCRC					
Portfolio Real Estate Revenues	$ 52,671	$ 56,642	$ 113,427	$ 131,112	$ 121,334
Adjustments to Portfolio Real Estate Revenues	5,748	3,245	(177)	(4)	21
Portfolio Cash Real Estate Revenues	$ 58,419	$ 59,887	$ 113,250	$ 131,108	$ 121,355
Other adjustments to REVPOR CCRC[5]	(10,723)	(11,391)	(6,414)	(5,311)	(4,563)
REVPOR CCRC revenues	$ 47,696	$ 48,496	$ 106,836	$ 125,797	$ 116,793
Average occupied units/month	3,032	3,056	5,473	5,979	5,909
REVPOR CCRC per month[3]	$ 5,243	$ 5,290	$ 6,507	$ 7,014	$ 6,589

(1) May not add due to rounding.

(2) Includes revenue for newly completed facilities under lease-up, facilities sold or held for sale, facilities acquired or transitioned to new operators during the relevant period, and assets in redevelopment.

(3) Represents the current quarter REVPOR SHOP or REVPOR CCRC divided by a factor of three.

(4) Represents revenues for assets that converted from senior housing triple-net to SHOP during the year-over-year comparison period.

(5) Includes revenue from non-refundable entrance fees, facilities converted to a new operating structure during the relevant period, and facilities that are held for sale.

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PROPERTIES